BOB EVANS FARMS, INC.

3776 South High Street

Columbus, Ohio 43207

February 20, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Beverly Singleton

RE:	Bob Evans Farms, Inc.

Form 10-K for Fiscal Year Ended April 27, 2012

Form 10-Q for the Period Ended October 26, 2012

File No. 0-01667

Ladies and Gentlemen:

Pursuant to our recent discussions with Ms. Singleton, we confirm that we have received your comment letter dated February 11, 2013 (“Comment Letter”), regarding our Form 10-K for Fiscal Year Ended April 27, 2012 and our Form 10-Q for the Period Ended October 26, 2012.

We appreciate your granting an extension for us to respond and we expect to submit our response to the Commission’s Comment Letter no later than Monday, March 11, 2013. We also plan on filing our Form 10-Q on or before March 6, 2013, and plan on including language in the Form 10-Q to address the Staff comments in the Comment Letter.

Thank you for your time and consideration.

Sincerely,

Bob Evans Farms, Inc.

By:	/s/ Kevin C. O’Neil
Vice President, Assoc. General Counsel and Asst. Secretary